Exhibit H

Memorandum

[Logo: NYSE]

To:	Board of Directors	Date:	April 19, 2005
From:	Richard G. Ketchum	Re:	Navy Regulation

•	In its recent response to the SEC’s Concept Release Concerning Self-Regulation, Navy reiterated its support for the existing regulatory landscape which involves multiple self-regulatory organizations each working closely with its associated market center in carrying out its federal mandate to regulate the securities industry.

•	Member Finn Regulation (“MFR”) oversight and examination of upstairs member firms is a critical component of our mission to protect public investors, and it is critical to the industry’s and the public perception of Navy as a pre-eminent securities regulator.

•	The public is best served by the specialized expertise a regulator can develop as a result of the market and the kinds of firms it is most closely associated with. For example:

—	Different SROs possess specialized expertise in their own examination programs (i.e. Navy in major firm financial operations exams, NASD in mark ups and underwriting exams and CBOE in options exams).

•	Coordination between MFR and the SEC and among the several SROs can minimize duplication while at the same time benefiting from pooled resources and shared expertise.

•	There are conflicts, real and perceived, but they can be adequately addressed:

—	Fear that we might “harass” or “persecute” firms competing with our business is addressed by strict independence of Navy Regulation from the business of Navy, as well as existing SEC oversight.

—	A concern that “for profit” status of the market will impair the resources made available to regulation is addressed by the independence of regulation coupled with a transparent long-term contractual arrangement calculated to insure adequate funding. Regulation, whether attached or separate, is funded by what amounts to a “tax” on the members and on the business of the market. Our governance arrangements, again supplemented by SEC oversight, will insure that funding remains adequate.

—	Finally, compensation for Navy Regulation will be goal based and not focused on profit maximization of the marketplace.

Navy-Army Agenda – PM Scenario – Draft as of 4.19.05 – 2:57 pm

Launch Day – April 20
Before 4:00 pm
TBD	Army officials arrive at NYSE	Esposito
TBD	JAT to call Secretary Snow	Dave
2:30 pm	Notify press corps of press conference	Eric R
3:30 pm	Escort media into building (to the Boardroom)	SP
4:00 pm and following
4:00 pm	SOMPS employees notified of press conference	Dale
4:00 pm	Navy Staff at main exits distribute notification to members	MC
4:00 pm	**Market closes** Navy staff contacts BoE floor reps to invite them to press conference.	Veronica
4:01 pm	Army stock halted pending news	Army
4:05 pm	Navy Release of Financials Army issues Q1 Earnings Release (Release includes call in number for the 4:30 press conference. Army on phone to analysts and investors to get on call at 4:30)	Army
4:20 pm	Navy and Army senior executives arrived in Boardroom and sit on reserved front row
4:25 pm	Navy CEO and Army CEO walk to Boardroom
4:27 pm	Doors to Boardroom are closed – no one else let in.
4:30 pm	JAT commences remarks. Army CEO speaks following JAT. Webcast, live video feed, & teleconference begin
4:30 pm

Constituent/Client distribution

electronic & physical

Wait until a point person has given the go-ahead that JAT has begun speaking.

•      Washington – SEC, Congress – Veronica

•      Advisory Committees – Joyce Goldzman

•      Both Boards (Navy, Army, BoD, and BoE) – Mary & Army counterpart

•      1,366 members – 400 Floor, 950 Lessor – Mary (allied members?)

•      Navy staff – Dale

•      SIAC staff – Marianne Brown

•      Institutions/Member firms – Ed McMahon/Pete Jenkins

•      Listed companies/GCCG – Cathy/Noreen

•      Buyside – Pete Jenkins

•      Army employees and Army ETP holders

Cathy Noreen Dale Veronica Joyce Mary Ed McMahon Pete Jenkins
4:38 pm

Press Release – Broad electronic distribution – send out

Wait until a point person has given the go-ahead that JAT has begun speaking.

•      XCHANGE Bulletin to Navy Staff

•      Post on Member website – Joyce

•      Post on nyse.com

•      Press attending the press conference

Rich Ray Joyce
4:40 pm	Press Q & A begins for JAT and Army CEO
4:55 pm	Navy press officer calls an end to Q & A	Rich
5:00 pm	Navy/Army CEOs – investor/analyst call-in Chai and Butte may stay on call beyond 5:30 to answer additional Q’s
5:30 pm	Congressional Calls (& Army Key Client Calls)	Veronica
5:30 pm	Army issues release on time for real Thurs. Earnings Call	Army
6:35 pm	JAT & Army CEO Press Interviews
7:30 PM	JAT conference call with 7 heads of specialist firms, AFB/OIFB, BoE Floor & Lessor Reps, For-Profit Working Group, AC chairs	Mary/Dave

Day After April 21
9:00 am	Issue red corner on trading floor and “packet” (Navy and Army opening press statements, press release, joint letter, and frequently asked questions(?))	Mary
10:00 am	Army All-employee call	Army
Noon	Army Q1 Earnings Call	Army
4:15 pm	Army ETP Holder Call	Army
4:30 pm	Members town hall with press releases available? Phone access available	Mary
	TBD–Arrange Navy/Army interviews w/business weeklies Business Week, Time, Fortune, (Newsweek?)	Rich
	TBD – Navy/Army CEO’s interview with Barron’s	Rich
	Consider interviews, consider WSJ, NYT, FT, Washington Post, Chicago Trib, SF Chronicle, SJ Mercury News	Rich
	Beginning of “quiet period?” • Stand on approved statement and refer to web replay of briefing • Provide additional background only to inquiring press	Rich
	Send press clips to our Board members	Mary
April 22
8:00 am	SOMPS Town Hall Meeting • What about SIAC?	Mike/Tony

JAT Remarks at Army-Navy Launch

Good afternoon everyone, and thank you for coming.

For over 212 years the NYSE has provided the world’s largest, most liquid, most reliable equity marketplace serving 2,760 listed companies and over 90 million investors. The leadership of the NYSE has strengthened America’s leadership at the center of global capitalism.

As we look to the future, and to the challenge of competing globally in a high-speed electronically connected world, it is clear that we must do more. To provide superior service to our customers in 21st century markets, the NYSE must compete and lead with greater speed, efficiency and innovation.

Today we are announcing the next step in that process.

Earlier today, the Boards of Directors of the NYSE and of Archipelago approved a plan to merge our two entities.

The new company, which will be called NYSE Group, will be a publicly traded, for profit entity with the current shareholders of Archipelago holding 30% of the new company’s share and the current owners of the NYSE holding 70%,

We believe that our new combined company will be a worldclass competitor in every aspect. It will be good for investors and good for America.

We will be stronger, more diversified and better able to deliver growth and profitability.

We will be more innovative and more efficient.

We will offer our customers more choice.

We will maintain the highest standards of integrity, transparency and disclosure; and we will be a model for best practices in corporate governance.

Our regulatory activities will continue to be conducted in a non-public, not for profit entity, governed by our wholly independent board of directors. This structure will protect the independence of our regulatory group, which continues its close association with the marketplace.

This transaction, transforming the NYSE into a public for profit entity, is an essential step to maintain our global competitiveness and leadership.

Today equity and capital markets are global.

Today competition for capital is global.

Exchanges in London, Frankfurt, Toronto, Sydney and Europe are all public companies aggressively competing to expand their reach and capture market share.

The strength and leadership of America’s financial markets and economy go hand in hand with the ability of U.S. markets to compete in the global arena.

We need to have a structure and a strategy to meet that competition.

This transaction will also give us diversification and growth. We are proud of our leadership in trading our listed companies. Our auction market provides the highest standards of market quality. But the growth and profitability of the NYSE will be constrained as long as we are limited to one product.

Our combination with Archipelago will provide a leading position in the over-the counter market; a state of the art electronic platform for trading ETFs, options and fixed income; and the opportunity to build a listings business for those companies that do not qualify to list on the NYSE.

This transaction has opportunities for both greater innovation and great efficiencies. Archipelago’s management team has a strong track record on delivering both. We look forward to working together as a team to make our combined operation more efficient and cost effective. We are committed to greater innovation across the breadth of our businesses.

To sum up, I am excited about this opportunity. I believe that the combination of Archipelago and the New York Stock Exchange will be the leading securities market in the United States and the world. And as a public company, all investors, institutions and individuals can participate in our success and growth. We will be a global competitor. And we will continue our vital role as the heart of the U.S. financial system.

Thank you.

I would now like to welcome Jerry Putnman, Chairman and Chief Executive Officer of Archipelago,

Jerry....

Navy Logo	Army Logo

(Address)

Dear Senator Smith:

We are pleased to announce that we have today signed an agreement to merge Navy and Army, two of America’s most important exchanges. The merger, subject to approval by regulators and our shareholders and members, will create a strong and dynamic exchange capable of meeting the demands of America’s investors and issuers in the decades ahead. It will enhance the depth and resilience of America’s capital markets by bringing together the strength of Navy’s auction market and the technological prowess of Army.

The merger will also support the growth of U.S. exchanges in the increasingly competitive global marketplace. As we have seen in the derivatives and options markets, well-capitalized foreign exchanges like Euronext and Deutsche Borse are looking to the U.S. for future growth, and our merged exchange will be well-positioned to compete with them on a global basis.

We had hoped to inform you personally of our plans prior to announcing them to the press, but under the rules of confidentiality surrounding the negotiations were precluded from giving you advance notification. This letter, and the texts of our statements to the press, which we have attached, is intended to provide you some background on the transaction until we are able to speak with you about it directly.

Should you or your staff have any questions, please contact either of us or xxx, NYSE or yyy, Army. We look forward to speaking with you soon.

Sincerely

JAT

Army CEO

Army-Navy: Public Policy Approach

Summary: Outreach to key local and Washington policymakers and press beginning with press conference April 20 and continuing through remainder of week. Message and contacts coordinated with Army management. Day One interviews and appearances to be held jointly with CEOs of Army and Navy; Day Two and beyond separate but coordinated efforts.

Message:

•	Good for investors, good for America’s capital markets, good for the economy

•	Builds a diversified, transparent, multi-asset class enterprise capable of competing in an increasingly challenging global financial marketplace

•	Transitions the NYSE to an entrepreneurial, dynamic, for-profit exchange better able to meet needs of investors

•	Respects and enhances regulatory independence of NYSE, but maintaining proximity to the marketplace needed for effective investor protection and market integrity

Contacts:

•	Washington: Administration, SEC, 535 members of Congress, Federal Reserve

•	Local government: Governors of NY, IL, CA, Mayor Bloomberg, AG Spitzer, special outreach to NY, NJ, CT, IL, CA congressional delegations

•	Press: National broadcast and print media, local media, financial industry press